

September 24, 2010

VIA U.S. MAIL

James Gouin
Chief Financial Officer
Tower International, Inc.
17672 Laurel Park Drive North, Suite 400E
Livonia, MI 48152

Re: Tower International, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed September 21, 2010
File No. 333-165200

Dear Mr. Gouin:

We have reviewed your response to our letter dated September 16, 2010 and have the following additional comments. Please note that page references refer to the marked version of your filing provided by counsel.

Recent Developments, page 8

1. Refer to your response to our prior comment 3. As pro forma interest expense would have increased approximately $10 million in fiscal 2009 and approximately $6 million in the subsequent interim period had the notes offering and the retirement of the first lien loan occurred on January 1, 2009, please explain to us the business reasons for these transactions. In addition, provide disclosures of these matters in the filing as it appears that the increase in interest expense would have had a material impact upon historical operating results.

Unaudited Interim Financial Statements – June 30, 2010

Note 18. Subsequent Events, page F-68

2. We have reviewed your response to our prior comment 4. We believe your supplemental response provides informative disclosure that should also be included in Note 18 and in the appropriate section of Compensation Discussion and Analysis…Equity-Based Incentive Awards - Management Incentive Plan beginning at page 120. Please expand the disclosure to include all of your supplemental response except for the last sentence.

3. Reference is made to the discussion of the MIP units on page 121. You state, in the third paragraph, that Cerberus must receive distributions of $205.9 million before holders of

MIP units will be entitled to distributions. We assume that this is the distribution figure that was increased as a result of the loan forgiveness. If our assumption is correct, please tell us whether this balance is before or after the $25 million increase and disclose this fact in your narrative as well. Alternatively, please explain how our assumption is incorrect.

4. Please explain to us in detail whether and how this change impacted the fair value of the MIP units and/or compensation expense.

Age of Financial Statements

5. Please consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Consents of Independent Registered Public Accounting Firm

6. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have any questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (973) 597-2553
       Michael J. Reinhardt, Esq.
       Lowenstein Sandler PC